September 3, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Total System Services, Inc. (“Company”)

Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007

Filed February 29, 2008 and April 28, 2008, respectively

Form 8-K Filed July 30, 2008

File No.: 1-10254

Dear Ms. Collins:

This letter is written in response to your Letter of Comment dated August 14, 2008 and includes a revision to the Company’s prior Response Letter dated August 27, 2008 to comment #2. For your convenience the Staff’s comment has been incorporated verbatim below and the Company’s revised response immediately follows.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

2.

We note your response to our prior comment 17 to our letter dated June 2, 2008 where you indicate that the Company’s server-based software licenses are multi-year time-based licenses for which you are unable to establish VSOE of fair value for PCS. Your revenue recognition policy disclosures on page 52 of your Form 10-K (Exhibit 13) appear to indicate that you enter into multiple element perpetual licenses. For instance, you indicate that software license revenues are recognized upon delivery of the software and VSOE for maintenance is measured by the renewal rate offered to the client. Please revise your disclosures to more clearly describe the revenue recognition policies for the software license arrangements offered by the Company (i.e. multi-year, time-based licenses) and provide an example of your proposed revisions.

Based upon discussions with the Staff regarding the immateriality of its perpetual and time-based license revenues, the Company does not deem its policy for recognizing licensing revenues to be a significant accounting policy. Consequently, the Company will remove references to software license revenue from its significant accounting policies in future filings.

If you have any questions or wish to discuss our response, please contact me at 706-649-2262.

Sincerely,

/s/James B. Lipham
James B. Lipham
Senior Executive Vice President
and Chief Financial Officer

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